Exhibit 16.1

December 18, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 18, 2009, of Integral Systems, Inc. and are in agreement with the statements contained in paragraphs 2, 3, 4 and 5 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the 2nd paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s fiscal year 2009 financial statements.

/s/ Ernst & Young LLP

Ernst & Young LLP